Mail Stop 3561

May 16, 2006

James K. Patterson
Chief Executive Officer
Ethanol Grain Processors, LLC
P.O. Box 95
Obion, TN 38240

>   **Re: Ethanol Grain Processors, LLC**
>   **Amendment No. 2 to Registration Statement on Form SB-2**
>   **Filed May 5, 2006**
>   **File No. 333-130815**

Dear Mr. Patterson:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Use of Proceeds, page 22

1. We note your response to comment 22 of our letter dated April 12, 2006. Further, we note that you state that the table shows your uses of funds from equity, grant and debt financings. Please revise to describe the amounts and sources of the other funds needed to complete your project.

Plan of Distribution, page 101

2. Please disclose whether affiliate purchases will be counted toward meeting the minimum amount required to be raised in the offering.

Financial Statements

3. Please revise your filing to update the financial statements. Please see Item 310(g) of Regulation S-B. Please also update the Selected Financial Data, Dilution, Capitalization and MD&A sections of your filing, and file an updated auditor's consent.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Moran, Accounting Branch Chief, at (202) 551- 3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael L. Weaver, Esq.
        Lindquist & Vennum P.L.L.P.
        Via Fax (612) 371-3207